SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 16, 2003**

LINCOLN ELECTRIC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

0-1402
(Commission File Number)

Ohio	**34-1860551**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

22801 St Clair Avenue
Cleveland, Ohio 44117
(Address of principal executive offices, with zip code)

(216) 481-8100
(Registrant's telephone number, including area code)

Item 7.   **Financial Statements, Pro Forma Financial Information and Exhibits**

(c) Exhibits.

99.1 Press Release of Lincoln Electric Holdings, Inc. dated April 16, 2003.

Item 9.   **Regulation FD Disclosure**

On April 16, 2003, Lincoln Electric Holdings, Inc. issued a press release reporting its 2003 first quarter financial results. This press release is attached hereto as Exhibit 99.1 and is being furnished, not filed, under items 9 and 12 to this Report on Form 8-K.

Item 12   **Results of Operations and Financial Condition**

See Item 9.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LINCOLN ELECTRIC HOLDINGS, INC

Date: April 22, 2003   By: /s/ H. Jay Elliott
                                                                              H. Jay Elliott
                                                                              Senior Vice President, Chief
                                                                              Financial Officer and Treasurer

LINCOLN ELECTRIC HOLDINGS, INC.

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release of Lincoln Electric Holdings, Inc. dated April 16, 2003.